Senior Housing Properties Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458-1634

April 21, 2011

VIA FAX AND EDGAR

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Senior Housing Properties Trust (the “Company”)
Form 10-K for the period ended December 31, 2010
Filed February 24, 2011 (the “Filing”)
File No. 1-15319

Dear Mr. Gordon:

We are writing in response to your letter dated March 24, 2011.  Please note that we have recently moved.  Our new address is Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634.   For your convenience, each of your original comments appears below in bold text and is followed by our response.

Item 2. Properties, page 52

1.                                      In future periodic reports please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period, including a clear description of how you calculated disclosed capitalization rates.

We currently provide information on acquisitions and dispositions during the reporting period in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A.  In future periodic reports, we will also provide the weighted average capitalization rates for properties acquired during the reporting period and a description of how we calculated the weighted average capitalization rates.

We consider a number of factors, such as changing conditions in the market the property is located in, our assessment of the future profitability of the property and the amount of capital required to maintain the property, when we decide to dispose of a property.  We do not typically consider the exit capitalization rate in deciding whether to dispose of a property, in part since capitalization rates for properties that we dispose of will often be high, or negative as a result of unsatisfactory operations results or losses.  Consequently, we do not believe that reporting capitalization rates of properties that we dispose of would provide meaningful information to investors.

Item 7. Management’s Discussion and Analysis…. page 56

2.                                      Please advise us whether management considers funds from operations (“FFO”) or net operating income to be key performance indicators.  We may have further comments.

Although funds from operations, or FFO, does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity, we consider FFO to be an appropriate measure of performance for a real estate investment trust, or REIT. We believe that FFO provides useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, acquisition related costs and gain or loss on sale of properties, FFO can facilitate a comparison of operating performances by a REIT over time.  FFO is one of the factors considered by our Board of Trustees and management in evaluating operating performance period to period and in setting our dividend rate; however, FFO is not the dominant factor or “key” factor in such matters.

Our leases of senior living communities and wellness centers are so-called “triple net” leases which generally require the tenants to pay rent, to pay all operating expenses of the properties, to indemnify us from liability which may arise by reason of our ownership of the properties, to maintain the leased properties at their expense, to remove and dispose of hazardous substances in compliance with applicable law and to maintain insurance for their own and our benefit.  As a result of the lease structure of our senior living communities and wellness centers, we do not incur operating expenses.  Accordingly, net operating income, or NOI, is not a key performance indicator for these property types.

Our leases of medical office, clinic and biotech laboratory buildings, or MOBs, include both triple net leases, as described above, and net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating expenses. Some of our MOB leases are so called “full-service” leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs. Management considers the NOI from these net and modified gross leases to be a key performance indicator in our MOB segment.

Portfolio Overview, page 56

3.                                      In future periodic reports, please disclose the impact of tenant concessions, such as free rent, on annual rental income.

We consider tenant concessions to consist of three components: 1) tenant improvements, 2) free rent, and 3) other tenant allowances.  We capitalize tenant improvements and amortize them over the shorter of their useful life or the lease term.  We include such amortization in depreciation expense on our consolidated statements of income.  Tenant improvements have no effect on GAAP rents.  We currently disclose GAAP rents in the Results of Operations section of MD&A and in our financial statements. We include free rent and other tenant allowances in the determination of GAAP rents.  Straight line rent adjustments include the impact of tenant concessions for free rent and other tenant allowances, if any, on annual rental income.  We will disclose the amount of straight line rent adjustments in the Results of Operations section of MD&A in future periodic reports that we file.

4.                                      In future periodic reports, please expand your disclosure of your leasing activities for the most recent quarter to include a discussion, where applicable, of the volume of new or renewed leases, average tenant improvement costs, leasing commissions and tenant concessions.

In future periodic reports, we will disclose leasing activities for the most recent period including, where applicable, the volume of new or renewed leases, average tenant improvement costs, leasing commissions and GAAP rents, which include tenant concessions for free rent and other tenant allowances, if any.

Results of Operations, page 60

5.                                      In future filings please provide a more robust analysis of your changes in revenues and expenses.  Provide a property analysis separate from your acquisitions that only includes properties that were owned for two full years for both revenues and expenses.  This should be presented for each segment separately.

As reported in the Filing, as of December 31, 2010, we have three operating segments, of which two are reportable operating segments.  The first reportable operating segment includes short term and long term residential care facilities that offer dining for residents.  Properties in this segment include independent living communities, assisted living communities, skilled nursing facilities and rehabilitation hospitals.  The second reportable operating segment includes facilities for medical related services where residential overnight stays or dining services are not provided.  Properties in this segment include MOBs.  In future periodic reports that we file we will provide a more robust analysis of our changes in revenues and expenses by segment by analyzing each reportable segment separately. In addition, we will provide, for each reportable segment, an analysis of property revenues and expenses that only includes properties that are owned for two full years.

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We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (617) 219-1405 if you have any questions or require additional information.

Sincerely,

SENIOR HOUSING PROPERTIES TRUST

By:	/s/ Richard A. Doyle Jr.
Richard A. Doyle Jr.
Treasurer & Chief Financial Officer

cc:                                 William H. Demarest IV

Staff Accountant

United States Securities and Exchange Commission